SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

VIVUS, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928551100

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
399 Park Avenue
New York, New York 10022
(212) 756-3300

With a copy to:
Marc Weingarten and David Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,990,709 shares of Common Stock
	8	SHARED VOTING POWER 3,998,895 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,990,709 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,998,895 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,989,604 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
5

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Jon C. Biro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON David York Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,500 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Rolf Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
8

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 900 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 900 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 15 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on May 23, 2013 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 6 and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value (the “Common Stock”), of VIVUS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below.

As a result of the nomination by an affiliate of the Reporting Persons of Alexander J. Denner, Ph.D. (“Dr. Denner” and together with his affiliated funds and their investment manager, the “Denner Parties”), as described in Item 4 of Amendment No. 5, the Reporting Persons and the Denner Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The security interests reported in this Schedule 13D do not include security interests owned by the Denner Parties. This Schedule 13D only reports information on the Reporting Persons and does not report any acquisition or disposition of Common Stock by the Denner Parties.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The third paragraph of Item 3 of Amendment No. 5 to the Schedule 13D is hereby amended and restated in its entirety as follows:

Approximately $49,639 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Biro. The source of the funds used to acquire the Common Stock

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 15 Pages

reported herein as beneficially owned by Mr. Biro is the personal funds of Mr. Biro and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 1, 2013, FMC and Tony P. Zook (“Mr. Zook”) executed a letter of intent (the “Letter of Intent”) in which FMC indicated that if it is successful in electing the Nominees to constitute at least a majority of the Board, the Nominees intend to cause the Issuer to offer Mr. Zook employment as Chief Executive Officer of the Issuer, and Mr. Zook agreed to accept such offer, if made (which offer will be subject to certain conditions described in the Letter of Intent). The Letter of Intent included a summary of the terms and conditions to be included in the offer of employment, if such offer is made. Such terms and conditions include, among others, the following: (a) an initial term of four years, renewing annually unless either party provides notice of nonrenewal, (b) a base salary of $650,000, (c) a target bonus opportunity equal to eighty percent of base salary, subject to the achievement of performance objectives, and (d) an initial stock option grant of one million shares of Common Stock with an exercise price equal to the fair market value of one share of Common Stock on the date of the grant. The Letter of Intent also indicated that such Letter of Intent does not constitute a binding offer of employment and that any final determination to extend an offer of employment to Mr. Zook is subject to a decision by the Board in the exercise of its fiduciary duties.

The foregoing summary of the Letter of Intent is qualified in its entirety by the full text of the Letter of Intent, a copy of which is attached as Exhibit 14 to this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 10,001,104 shares of Common Stock, constituting approximately 9.9% of the Issuer’s currently outstanding Common Stock. Share ownership is reported as of the close of business on July 2, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 12 of 15 Pages

the 100,723,284 shares of Common Stock outstanding as of May 20, 2013, as reported in the Issuer’s Amended Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on June 12, 2013

FMC may be deemed to beneficially own an aggregate of 9,989,604 shares of Common Stock, or approximately 9.9% of the outstanding Common Stock, which shares include (i) 3,578,675 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,704,129 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the “Investment Accounts”), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the “Brokerage Accounts”), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin’s personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin’s family members (the “Employee Accounts” and together with the Investment Accounts and Brokerage Accounts, the “Accounts”).

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

Mr. Rosenman may be deemed to beneficially own an aggregate of 5,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock. Such shares of Common Stock are held in an Individual Retirement Account for the benefit of Mr. Rosenman.

Mr. Biro may be deemed to directly beneficially own an aggregate of 4,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Norton may be deemed to directly beneficially own an aggregate of 1,500 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Dr. Bass may be deemed to directly beneficially own an aggregate of 100 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Keating may be deemed to directly beneficially own an aggregate of 900 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

For purposes of the Schedule 13D, the term “First Manhattan” refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

As a result of the nomination by First Health of Dr. Denner (as described in Item 4 of Amendment No. 5), the Reporting Persons and the Denner Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the Reporting Persons and the Denner Parties may be deemed to beneficially own 12,008,203 shares of Common Stock, representing approximately 11.9% of the outstanding shares of Common Stock. The Reporting Persons

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 13 of 15 Pages

each disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Denner Parties.

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC’s role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA’s role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares. Mr. Rosenman has sole voting power and sole dispositive power over the shares held in the Individual Retirement Account. Mr. Biro has sole voting power and sole dispositive power over the shares beneficially owned by him. Mr. Norton has sole voting power and sole dispositive power over the shares beneficially owned by him. Dr. Bass has sole voting power and sole dispositive power over the shares beneficially owned by him. Mr. Keating has sole voting power and sole dispositive power over the shares beneficially owned by him.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 6.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 1, 2013, FMC and Tony P. Zook executed a Letter of Intent, the terms of which are described in Item 4 of this Schedule 13D. A copy of such agreement is attached as Exhibit 14 to this Schedule 13D and is incorporated by reference herein.

Other than as otherwise disclosed in the Schedule 13D and the Letter of Intent described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
14	Letter of Intent, dated July 1, 2013
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

By: /s/ Jon C. Biro
Jon C. Biro

By: /s/ David York Norton
David York Norton

By: /s/ Rolf Bass
Rolf Bass

By: /s/ Melvin L. Keating
Melvin L. Keating
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 15 of 15 Pages

Schedule A

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 6 by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Mr. Biro

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
06/27/2013	2,000	12.85
15